Morgan Stanley Institutional Fund, Inc.
International Real Estate Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3


Securities Purchased: Global Logistics Properties
Purchase/Trade Date:	10/11/2010
Size of Offering/shares: 1,173,244,000
Offering Price of Shares: SGD 1.960
Amount of Shares Purchased by Fund: 269,000
Percentage of Offering Purchased by Fund:  0.023
Percentage of Funds Total Assets: 0.25
Brokers: Citi, JPMorgan, UBC, CICC, DBS, BNP Paribas,
CLSA, Macquarie, OCBC Bank, Stnard Chartered, UOB
Purchased from:  JPMorgan Asia

Securities Purchased: Westfield Retail Trust Placement
Purchase/Trade Date:	11/8/2010
Size of Offering/shares: 545,500,000
Offering Price of Shares:  AUD 2.750
Amount of Shares Purchased by Fund:   471,556
Percentage of Offering Purchased by Fund:   0.086
Percentage of Funds Total Assets: 0.40
Brokers: Citigroup Global Markets Australia, Credit
Suisse Australia Limited and Morgan Stanley Australia
Securities Limited
Purchased from:  Credit Suisse Hong Kong